

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2022

Trent McKendrick
Chief Executive Officer
Lever Global Corp
Level 11, 9255 W Sunset Blvd
West Hollywood, CA 90069

> **Re: Lever Global Corp**
> **Registration Statement on Form S-1**
> **Filed July 15, 2022**
> **File No. 333-266157**

Dear Mr. McKendrick:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. Please clarify whether you intend to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. On page 4, you indicate that you do not intend to use this extended transition period, but you did not check the applicable box on the registration statement cover page.

2. You indicate on page 12 that your CEO, Trent McKendrick, has sufficient voting power to control the outcome of all issues submitted to the vote of your common stockholders. Please disclose Mr. McKendrick's voting power and whether the company will be a controlled company. Also disclose that Series A Preferred stock has voting rights of 20 votes per share and the common stock being offered in this prospectus has one vote per share.

3. You disclose that there is no public market for your common stock but that selling shareholders may offer the shares from time to time through public or private transactions at fixed prices, prevailing market prices, varying prices determined at the time of sale, or privately negotiated prices. Please note that an at-the-market resale offering under Rule 415 is not available for registrants that do not have a public market. Please revise your prospectus to disclose that the selling shareholders will offer and sell their shares at a fixed price until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

Prospectus Summary
Company Overview, page 3

4. Please revise to distinguish clearly between the current status of the App and your plans for the future. You state that the Lever App "provides" subscribers with certain services but we note that the company is currently developing and testing the App and the product will not launch until the end of the fourth quarter of 2022. You also state that the company "carefully executes its social media strategy by using billboard signage…attending events…" but it is unclear whether you have undertaken these actions or whether you intend to take such actions in the future.

5. Please provide more detail regarding your plans to expand in the fourth quarter of fiscal 2022 into credit card management, overdue bills and other debt collections as you indicate that your current App will not launch until the fourth quarter of fiscal 2022.

6. You state that your App "allows everyday people to negotiate, repay, and settle student loans for the US market." Please clarify whether subscribers will be able to directly negotiate, repay, or settle student loans through your App or whether the App only seeks to provide information.

7. You state that "[a]pproximately 47% of student loan holders qualify for these programs, resulting in ~68.04 m loans with a ~99% approval." Please disclose the source of these statistics, which programs are counted, the relevant time period, and how "student loan holders" and "approval" are defined in this context.

8. Disclose that your independent auditors have raised concerns about your ability to continue as a going concern, and that management expects that the company will need to raise significant additional capital to accomplish its growth plan over the next twelve months but there can be no assurance that financing and/or capital might be available to the company.

Selling Shareholders, page 19

9. Please disclose the natural person or persons who exercise the voting and/or dispositive powers, or have the right to receive the economic benefit, with respect to the securities owned by entities.

Offices, page 30

10. Please file your lease as an exhibit to your registration statement. Please refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 35

11. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using currently available capital resources. Refer to Item 303(b)(1) of Regulation S-K.

General

12. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William Barnett